Mail Stop 3561

September 5, 2008

Mr. Daryl K. Gisser
 President and Chief Executive Officer
GISSER AUTOMOTIVE CONCEPTS, INC.
52 Edison Court
Monsey, NY 10952

>   **Re: Gisser Automotive Concepts, Inc.**
>   **Registration Statement on Form S-1, Amendment No. 5**
>   **Filed August 21, 2008**
>   **File No. 333-145181**

Dear Mr. Gisser:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution, page 16

1.   Refer to the bottom table of dilution per share on page 17. Under the column of "Shares 5% sold," the last four amounts should be 0.04, (0.04), 1.04 and 1.04% for "Increase attributable to the offering," "Net tangible book value after giving effect to the offering," "Per share Dilution to new investors," and "Percent Dilution per share," respectively. The "Offering price" and the "Net tangible book value before offering" appear to be accurate.

Financial Statements

Statements of Operations, page F-3

2.   Refer to your response to our prior comment 4. We understand, from your response, that dividends were not declared and paid in fiscal 2006, 2007 and 2008. If our understanding is correct, these dividends are considered to be in arrears. Dividends in arrears should be disclosed in Note I. They should also be deducted from net loss on the face of the income statement when computing net loss available to common shareholders. Finally, the deduction from net loss on the face of the income statement should be recorded at $55,000 as it was in previous amendments. Your prior presentation appears to have been correct. Please revise or provide support for the changes you have made in this amendment.

3.   Further, you also appear to have recorded a $165,000 credit to common stock "to be issued" for the value of these shares with a corresponding debit to expense. If our understanding is correct, please reverse this entry. No expense debit (and no credit to "to be issued common shares") should be recorded for these dividends. These dividends should also not appear anywhere on the face of the Cash Flow Statement. Please revise your financial statements as appropriate.

4.   Refer to the line item titled "Common Stock to be Issued" on the face of the income statement. If the issuances for options and for other reasons have also been recorded as a debit to SG&A expense (and a corresponding credit to "common stock to be issued"), it is not necessary to deduct them from your net loss in computing "net loss available to common shareholders." Please delete this section from your Statements of Operations. Only dividends to preferred stock holders should be deducted from net loss as discussed in our comments above.

5.   Please show us in your written response how you arrived at the value of common stock to be issued "for options" and the value of common stock to be issued "for other reasons" as of April 30, 2006, in fiscal 2007 and (separately) in fiscal 2008. That is, explain to us how the fair value of each share or option was determined and show us the computations you used to arrive at the balance of common stock to be issued as of April 30, 2006 and the related expense you recorded in the income statement in fiscal 2007 and fiscal 2008.

6.   Net loss per common share should be carried out to two decimal points, as opposed to rounding the figure to a single decimal point. Please revise.

Statements of Cash Flows, page F-4

7.   It does not appear that the "common stock to be issued" should be presented under the heading "Cash flows from financing activities." This transaction does not appear to involve any cash inflows or outflows. Please revise or advise. In addition, if the "salaries payable payment" was made in common shares and not in cash, it appears that

this line item should also not be included under "Cash flows from financing activities." Instead you should continue to present these two items under "Supplemental Cash Flow Information" (only).

Statements of Stockholders' Equity, page F-5

8.   This statement should tie directly to Stockholders' Equity as it appears on the face of the balance sheet. Please expand the schedule to also include a column titled "Common Stock to be Issued" so that "Total Stockholders' Equity" agrees with the balance sheet total.

Note A. Summary of Significant Accounting Policies

Research and Development, page F-10

9.   Refer to the last paragraph under this heading. Clarify in the first sentence that you are filing under Form S-1 rather than Form SB-2.

Net Loss Per Common Share, page F-11

10.   We do not understand your representation that your calculation "also includes common stock to be issued." Specifically, you appear to be using the "issued and outstanding" shares as disclosed on the face of your balance sheet to calculate loss per share in each period presented. Your "weighted average common shares outstanding" do not appear to include the additional common shares "to be issued." If our understanding is correct, please delete the final three sentences in this footnote. Your descriptive disclosure is confusing.

Note C. Related Party Transactions, page F-13

11.   Refer to the last sentence in the third paragraph whereby you disclose that 397,143 common shares are due as of April 30, 2008. Please expand your disclosure in this note to sate, if true, that the 397,143 common shares to be issued for deferrals of salaries, loans or interest as of April 30, 2008, solely pertain to the fiscal year 2008 deferrals and that the fair value of such shares are reflected in the balance sheet line item "Common stock to be issued," with a corresponding debit entry to SG&A expense.

Note E. Stockholders' Equity, page F-14

12.   Refer to the last paragraph of this footnote pertaining to your informal stock option plan. Please delete the last sentence.

Note G. Restatements, page F-19

13.   We note the revisions you have made in response to our prior comment 10. However, since the financial statements have now been updated to include audited financial statements for fiscal 2008, the adjustments you are currently describing in your footnote are no longer required. Please see paragraphs 25 and 26 (including footnote 8 thereto) of SFAS 154 for guidance. Further, some of the balances in the column titled "As restated" no longer agree with your financial statement balances because you have recorded additional adjustments in this amendment. For these reasons, please omit the disclosures you are currently presenting in Note G.

14.   Please revise Note G to provide disclosures regarding the more recent restatements to record "to be issued" common stock and the related SG&A expense. See paragraphs 25 and 26 of SFAS 154 for specific guidance on the disclosures required. The final paragraph of the accountants' report should be revised to reflect the above changes as well.

Note I. Dividend Policy, page F-20

15.   We note the additional disclosures you have provided in response to our prior comment 3. Please also quantify the amount of the arrearage in this footnote. That is, please specifically state the aggregate dollar amount of the dividends still due as of the most recent balance sheet date. Also please quantify the aggregate number of common shares you would have to issue in lieu of cash if you elected to pay the dividends due for fiscal 2006, 2007 and 2008 in common shares. We assume this would be 141,429 shares from the table on page 42.

16.   As a related matter, as you altered the stated value of your preferred shares from $1.80 to $2.00, please consider whether additional disclosures are required under paragraph 6 of SFAS 129. Specifically, if the preferred shares now have a preference in involuntary liquidation of $1.1 million (rather than the $990,000 balance originally recorded) this fact should be disclosed parenthetically on the face of the balance sheet.

17.   Upon review of your responses and the proposed revisions in your next amendment, we may have significant additional comments.

Age of Financial Statements

18.   Please continue to consider the financial statement updating requirements set forth in new Article 8, Rule 8-08, of Regulation S-X. Also, to the extent the Registration Statement on Form S-1 has not been declared effective on or before September 11, 2008, the filing must be updated to include unaudited interim financial statements and related financial information for the three months ended July 31, 2008 and comparative period ended July 31, 2007. Please refer to Section IV, "Compliance Dates," of SEC Release No. 33-8876, "Smaller Company Regulatory Relief and Simplification," which became effective on February 4, 2008 and our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Accountants' Consent

19.   Amendments to the Registration Statement on Form S-1 should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

Mr. Daryl K. Gisser
Gisser Automotive Concepts, Inc.
September 5, 2008
Page 6

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ms. Beverly Singleton at (202) 551-3328 or Ms. Margery Reich at (202) 551-3347 with any questions. If you need further assistance, you may contact me at (202) 551-3211.

Regards,

David R. Humphrey
Branch Chief

cc: Via Facsimile (516) 371-4598
        Miles Garnett, Esq.